SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 17)

Gas Natural Inc.

(Name of Issuer)

Common Stock, par value $0.15 per share

(Title of Class of Securities)

367204 104

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,

1375 East 9th Street, 20th Floor,

Cleveland, OH 44114,

(216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 367204 104	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7.	SOLE VOTING POWER 1,191,911*
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,191,911*
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,911*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Shares owned by Richard M. Osborne, trustee.

CUSIP No. 367204 104	Page 3 of 4 Pages

Introduction.

This Amendment No. 17 to Schedule 13D is filed by Richard M. Osborne relating to shares of common stock, par value $0.15 per share (the “Shares”), of Gas Natural Inc. (the “Company”). This Amendment No. 17 is filed to reflect the sale by Mr. Osborne, as trustee of the Chowder Trust dated February 24, 2012 (the “Trust”), of Shares in a registered public offering (the “Offering”).

As reported in the Company’s Form 8-K dated June 27, 2012, the Trust entered into an Underwriting Agreement on June 27, 2012 (the “Underwriting Agreement”), with Janney Montgomery Scott LLC, as representative of the several underwriters named therein (the “Underwriters”). Under the Underwriting Agreement, the Underwriters agreed to purchase for resale to the public in a firm commitment underwritten offering 700,000 Shares from the Trust. Under the Underwriting Agreement, the Trust also granted to the Underwriters a 30-day option to purchase up to an additional 100,000 Shares to cover over-allotments.

The Company and the Trust have agreed to indemnify the Underwriters against various liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of those liabilities. In addition, the Underwriting Agreement contains customary representations, warranties and agreements of the Company and the Trust.

The foregoing summary of the Underwriting Agreement is incomplete and is qualified in its entirety by the Underwriting Agreement, which is attached as Exhibit 7.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) are amended and supplemented as follows:

(a) Based solely on information provided by the Company, there are currently 8,155,801 Shares outstanding.

Mr. Osborne, as trustee, beneficially owns 1,191,911 Shares, or 15.0% of the outstanding Shares.

(c) As reported in the Introduction of this Amendment No. 17 to Schedule 13D, on July 2, 2012, Mr. Osborne, as trustee, sold 700,000 Shares in the Offering and on July 12, 2012 an additional 100,000 Shares pursuant to the over-allotment option.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended and supplemented to include the disclosure set forth in the Introduction of this Amendment No. 17 to Schedule 13D, which is hereby incorporated by reference herein.

CUSIP No. 367204 104	Page 4 of 4 Pages

Item 7.	Material to be Filed as Exhibits

7.1 Underwriting Agreement, dated June 27, 2012, by and among Richard M. Osborne, as Trustee of the Chowder Trust dated February 24, 2012, the Selling Shareholder named therein, and Janney Montgomery Scott LLC, as representative of the several underwriters named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2012

/s/ Richard M. Osborne
Richard M. Osborne

EXHIBIT INDEX

Exhibit Number	Description

7.1	Underwriting Agreement, dated June 27, 2012, by and among Richard M. Osborne, as Trustee of the Chowder Trust dated February 24, 2012, the Selling Shareholder named therein, and Janney Montgomery Scott LLC, as representative of the several underwriters named therein.